Larry Spirgel, Assistant Director, Division of Corporation Finance	July 24, 2014
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States

Re:	Nokia Corporation
Form 20-F for the Fiscal Year Ended December 31, 2013
Filed April 30, 2014
File No. 001-13202

Dear Mr. Spirgel,

This is to acknowledge that we have received the Staff’s comment letter dated July 22, 2014 relating to our annual report on Form 20-F for the year ended December 31, 2013. We are working on our response and will respond to the Staff’s comments on or before September 2, 2014.

NOKIA CORPORATION

/s/ Kristian Pullola	/s/ Riikka Tieaho
Kristian Pullola	Riikka Tieaho
Senior Vice President,	Vice President,
Corporate Controller	Corporate Legal

cc:	David Dixter
Shearman & Sterling LLP